1861 International Drive
McLean, VA 22102
703 848 8600
703 848 8610 Fax
www.microstrategy.com

May 11, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Mail Stop 4561

Attn:	Evan S. Jacobson Mark P. Shuman

Re:	MicroStrategy Incorporated Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 24, 2010 File No. 000-24435

Ladies and Gentlemen:

On behalf of MicroStrategy Incorporated (“MicroStrategy” or the “Company”), I am responding to the comment contained in the staff’s letter dated April 27, 2010 to Michael J. Saylor, Chief Executive Officer of the Company, (the “Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”). The response contained herein is keyed to the numbering of the comment in the Letter and the heading used in the Letter.

Item 1. Business, page 4

Comment:

1.	We note your disclosure on page 26 that you face a variety of risks in doing business with the U.S. and foreign governments, various state and local governments, and agencies, including risks related to the procurement process, budget constraints and cycles, termination of contracts and audits. Please tell us what consideration you gave to disclosing the portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government, if material. See Item 101(c)(1)(ix) of Regulation S-K.

Response:

The Company’s business with Governments, including U.S. federal, state and local governments and agencies as well as foreign governments and agencies, typically consists of: (a) end user license fees paid for the use of the Company’s software products in perpetuity or over a specified term (“Product license contracts”); (b) annual agreements that provide for software updates and upgrades and technical support (“Product support contracts”) for an annual fee; and (c) services work orders for implementation, consulting

1861 International Drive
McLean, VA 22102
703 848 8600
703 848 8610 Fax
www.microstrategy.com

and/or training (“Services contracts”), generally for a fee determined on a time-and-materials basis. As of December 31, 2009, the Company was doing business with approximately 90 different government entities, including U.S. federal, state and local governments and agencies as well as foreign governments and agencies located in more than 20 countries.

The Company’s Product license contracts with government entities are generally not subject to termination at the election of the government entity. For a transaction that includes the purchase of software licenses, the Company typically delivers the software at or shortly after the execution of the applicable Product license contract. Once the software has been delivered and any applicable acceptance criteria are met, the government entity does not have a right of termination, cancellation or return at its election.

A portion of the Company’s Product support contracts with government entities is subject to termination at the election of the applicable government entity. However, if a government entity were to exercise its right to terminate a Product support contract, the government entity would be relieved of liability only with respect to the portion of the annual fee attributable to the balance of the term of the Product support contract after the date of such termination. For example, with respect to a Product support contract with a term from January 1 to December 31 of a given year, if a government entity exercised its right to terminate the Product support contract on September 30, the Company would retain 75% of the total fees payable pursuant to the Product support contract and the government entity would be relieved of liability only with respect to 25% of the total fees payable pursuant to the Product support contract.

A portion of the Company’s Services contracts with government entities is subject to termination at the election of the applicable government entity. Specifically, since services work is generally performed by the Company on a time-and-materials basis, a government entity may choose not to proceed with all or a portion of the work contemplated by the Services contract. However, if a government entity were to exercise its right to terminate a Services contract (or not to proceed with all or a portion of the work contemplated by the Services contract), the government entity would only be obligated to pay the portion of the fee attributable to work that had been performed and accepted prior to the date of termination.

The Company’s contracts with government entities do not provide for renegotiation of profits at the election of the government entity.

The Company’s total revenues for the fiscal year ended December 31, 2009 were $377.8 million. During the fiscal year ended December 31, 2009, less than 7% of the Company’s total revenues were derived from contracts that were terminable at the election of government entities. In addition,

1861 International Drive
McLean, VA 22102
703 848 8600
703 848 8610 Fax
www.microstrategy.com

the Company has historically experienced relatively few terminations of contracts by government entities at their election. Accordingly, the Company determined that no material portion of its business was subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government. Therefore, the Company believes that disclosure pursuant to Item 101(c)(1)(ix) of Regulation S-K in the Form 10-K was not required.

* * *

The Company has sought to address the staff’s comment with respect to this filing in the response contained herein and therefore has not filed an amendment to the Form 10-K.

In connection with responding to the staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at (703) 714-1079.

Very truly yours,

/s/ Douglas K. Thede
Douglas K. Thede
Executive Vice President, Finance &
Chief Financial Officer